June 9, 2017
Via EDGAR
Mr. Brad Skinner, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	World Fuel Services Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 21, 2017
Comment Letter dated May 12, 2017
File No. 001-09533

Set forth below are responses from World Fuel Services Corporation (the “Company,” “we,” “us” or “our”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated May 12, 2017, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 21, 2017.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response. The Comments are highlighted in bold.

Comment 1.
Form 10-K for the Fiscal Year ended December 31, 2016

General

1.	Throughout your filing you describe the impact of various items as not being “significant”. Explain to us how you have defined this term, and how your use of that term compares to the term “material”.

Response 1.

We acknowledge the Staff’s comment and respectfully advise the Staff that we define significant similarly to material and, throughout our Form 10-K we use both terms interchangeably. Accordingly, the items that we refer to as being significant are relevant for the fair presentation of our financial information for users of our consolidated financial statements. We advise the Staff that in future filings, we will use the term “material” to describe the impact of the relevant item.

Financial Statements and Supplementary Data, page 51

Consolidated Statements of Income and Comprehensive Income, page 53

2.
Disclosure in the business section of your filing indicates that you generate revenue through the sales of both products and services. Explain to us how you have considered the requirements of Rule 5-03 of Regulation S-X.

Response 2.

We acknowledge the Staff’s comment, and respectfully advise the Staff that we have considered the definitions set forth in Rule 5-03 of Regulation S-X, noting that our income derived from services revenues were 1.3 percent and 0.9 percent of total revenues for the years ended December 31, 2016 and 2015, respectively, accounting for less than 10 percent of our total consolidated revenues. Accordingly, our revenues are almost entirely related to products, which represented 98.7 percent and 99.1 percent of our total revenues for the years ended December 31, 2016 and 2015, respectively.

Notes to Consolidated Financial Statements, page 57

Note 2. Accounts Receivable, page 65

3.
We note that your accounts receivable balance increased at December 31, 2016 as compared to December 31, 2015, and that the days sales outstanding increased from 22 days at December 31, 2015 to 33 days as of December 31, 2016. Explain to us, in reasonable detail, the reasons for these changes. As part of your response, tell us the terms of your accounts receivable, and provide an aging of your outstanding accounts receivable as of each year end.

Response 3.

We acknowledge the Staff’s comment, and as disclosed within Item 7, Management’s Discussion and Analysis of Financial Condition – Results of Operations, our revenue and cost of revenue are significantly impacted by fuel prices. Additionally, volume changes also have a significant impact on revenues and the associated accounts receivable balance.

The following tables outline our accounts receivable balances by segment, the associated volume and average fuel price sold for the periods presented (in millions):

Accounts Receivable, Net	2016	2015	$ Change
Aviation	$776.0	$571.6	$204.4
Marine	$830.5	$611.2	$219.3
Land	$737.5	$629.8	$107.7
Ending Balance	$2344.0	$1812.6	$531.4

Volume (Gallons)	2016	2015	Change
Aviation	7,126.8	6,342.1	784.7
Marine	8,277.8	8,618.0	(340.2)
Land	5,365.9	4,932.8	433.1
Total	20,770.5	19,892.9	877.6

	Three months ended
Fuel Price	December 31, 2016	December 31, 2015	$ Change
Aviation	$1.65	$1.62	$0.03
Marine	$1.06	$0.88	$0.19
Land	$1.71	$1.61	$0.10

Within our Marine segment, our accounts receivable balance increased as a result of increased fuel prices, which partially offset declines in volume. Accounts receivable within our Aviation and Land segments increased as a result of volume growth, and to a lesser extent, higher prices experienced during the fourth quarter of 2016, as compared to the comparable prior year period.

Changes in fuel prices throughout a particular year can have a significant impact on our revenues and the associated ending accounts receivable balance. In periods of rising fuel prices, accounts receivable balances at the end of the period will be higher, relative to the revenues generated in that period, resulting in a higher days sales outstanding (“DSO”). Conversely, in periods of declining fuel prices, accounts receivable balances and the resulting DSO will be lower. As a result of these factors, a standard DSO calculation would result in an increase from 22 days at December 31, 2015 to 33 days as of December 31, 2016. However, given the sensitivity of our accounts receivable to changes in fuel prices, we evaluate annual DSO by taking a monthly 13-point average accounts receivable balance divided by the average daily sales revenue for the period. Utilizing this calculation methodology, our DSO for the periods presented is as follows:

DSO
December 31, 2015	26.03
December 31, 2016	25.73

While DSO may also be affected by factors such as changes in customer payment patterns and the timing of when invoices are presented to the customer, during the year ended December 31, 2016, we did not experience any significant changes in these trends in DSO.

Our total gross accounts receivable balance at December 31, 2016 was $2,368.9 million, as compared to $1,837.6 million at December 31, 2015, an increase of $531.3 million, or 28.9 percent, primarily as a result of increased fuel prices and overall volumes. The majority of this increase was within our current accounts receivable category, which increased $531.2 million, or 33 percent to $2,141.0 million at December 31, 2016, from $1,609.8 million at December 31, 2015.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we are supplementally furnishing a schedule setting forth the aging of our gross accounts receivable at December 31, 2016 and December 31, 2015. We hereby request that the schedule be returned to us upon completion of the Staff’s review, and that pending its return it be afforded confidential treatment and not be made part of any public record and not be disclosed to any person, as the schedule contains confidential information, disclosure of which would cause the Company competitive harm.

Accounts receivable balances that are not paid within the terms of the sales agreement are generally subject to finance fees, based on the outstanding balance. Credit extension, monitoring and collection are performed for each of our business segments. Each segment has a credit committee that is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information.

We hereby confirm that we will continue to monitor our DSOs and consider disclosing a discussion of material variances to the extent we consider such a discussion to be helpful and meaningful to investors in an assessment of the collectability of our accounts receivable.

4.
We note that your allowance for bad debt was virtually unchanged at December 31, 2016 as compared to December 31, 2015. Tell us how you determined the allowance for bad debt as of each year end and, in view of the higher accounts receivable balance at December 31, 2016, your basis for concluding that the allowance as of December 31, 2016 was adequate.

Response 4.

We acknowledge the Staff’s comment and respectfully advise the Staff that we continuously monitor the composition of accounts receivable, collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified. Principally based on these factors, an internally derived risk-based reserve is established on a quarterly basis.

In addition to a risk-based reserve, a specific reserve is established for certain customers, based on customer receivable balances, overall exposure, payment history, current and expected market conditions, business developments, and other factors that influence the likelihood of collectability.

For the year ended December 31, 2016, the bad debt reserve was $24.9 million, as compared to $25.0 million for the year ended December 31, 2015. The 2016 reserve was impacted by the $531.3 million, or 28.9 percent increase in the accounts receivable balance, net, contributing approximately $2.3 million to the 2016 reserve, which was offset by an improvement in the overall credit quality of the accounts receivable portfolio and decreased reserves associated with counterparty performance risk exposures, as a result of reduced price risk management activities.

In consideration of these factors, combined with our Response 3, which addresses changes in accounts receivables and DSO, at December 31, 2016, we believe our bad debt reserve was adequate to cover potential losses.

Note 12. Business Segments, Geographic Information, and Major Customers, page 92

5.
Explain to us how you have considered disclosing the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated). See FASB ASC paragraph 280-10-50-21.

Response 5.

We acknowledge the Staff’s comment and respectfully advise the Staff that we define operating segments as components of our organization for which discrete financial information is available and operating results are evaluated on a regular basis by the chief operating decision maker (“CODM”), the CEO of the Company, in order to assess company performance and make capital investment decisions.

On a quarterly basis, we review the characteristics of our organization in order to determine our reportable segments, including the different markets where we provide products, the associated customers within those markets, and our organization’s internal structure. Accordingly, our Aviation, Marine and Land segments are organized based on the specific markets their functional business components serve, which are principally businesses and governmental customers operating in those respective markets, and are managed separately.

In addition to the Aviation, Marine and Land operating segments, the operating results of Multi Service Technology Solutions (“MSTS”) are included in the financial information reviewed by the CODM. The MSTS operating segment did not individually meet the quantitative criteria of a separate reportable segment and MSTS would be an immaterial operating segment which would be reported in the “Other” category. For the year ended December 31, 2016, the MSTS operating segment accounted for 0.2 percent of consolidated revenues, 3.1 percent of consolidated operating income, and 5.3 percent of consolidated total assets. Accordingly, we did not separately disclose the MSTS operating segment and primarily combined it with the Land reportable segment in our financial statements. While the MSTS operating segment did not meet the criteria for aggregation with the Land operating segment and generally, an operating segment should not be aggregated with a reportable segment unless it meets the criteria, we did not believe separate reporting of MSTS in an “Other” operating segment, was useful to readers of the financial statements.

In consideration of the Staff’s comment, we will provide additional disclosures to address the factors we used to identify our reportable segments and explain how we are organized. We will provide the revised segment disclosure beginning with our Form 10-Q for the quarter ending June 30, 2017. We anticipate the disclosure will look similar to the following:

The Company’s operating segments are determined based on the different markets we provide products and services to which are defined primarily by the customers and the products and services provided to those customers. Accordingly, Aviation, Marine and Land segments are organized based on the specific markets their functional business components serve, which are principally businesses and governmental customers operating in those respective markets, and are managed separately.

In our aviation segment, we offer fuel and related products and services to major commercial airlines, second and third tier airlines, cargo carriers, regional and low cost carriers, airports, fixed based operators, corporate fleets, fractional operators, private aircraft, military fleets and the U.S. and foreign governments as well as intergovernmental organizations.

In our land segment, we offer fuel, lubricants, power and natural gas solutions through Kinect, our global energy management services platform, and related products and services to customers including petroleum distributors operating in the land transportation market, retail petroleum operators, and industrial, commercial, residential and government customers.

Our marine segment product and service offerings include fuel, lubricants and related products and services to a broad base of customers, including international container and tanker fleets, commercial cruise lines, yachts and time charter operators, offshore rig owners and operators, the U.S. and foreign governments as well as other fuel suppliers.

6.
Disclosure in the Business section of your filing indicates that you generate revenue from a variety of different products and services, while disclosure in your MD&A indicates that changes in the amount of revenue from these various products and services have had differing impacts on your results of operations. In view of these factors, explain to us how you have considered the disclosure requirement under FASB ASC 280-10-50-40 regarding revenues from external customers for each product and service or each group of similar products and services.

Response 6.

We acknowledge the Staff’s comment and note that sale of fuel represented 96.6 percent of our total revenue and 97.2 percent of our cost of sales for 2016. Accordingly, given the insignificant nature of our results derived from non-fuel related products and services, we do not believe that disclosure is required pursuant to FASB ASC 280-10-50-40. However, if our products and services ratio metric change such that non-fuel related products and services offerings increase materially, we will provide required disclosure in accordance with ASC 280-10-50-40.

Note 15. Correction of Previously Issued Financial Information, page 96

7.
Tell us whether you made any changes to your internal controls over financial reporting in response to the correction described under this note. If so, explain to us how you considered disclosing this change under Controls and Procedures, on page 46 of your filing. If not, explain to us your basis for concluding no change was necessary.

Response 7.

We acknowledge the Staff’s comment and respectfully advise the Staff that as referenced in Note 14 of our Form 10-K filing for the year ended December 31, 2016, we identified a correction to our provision for income taxes for certain prior periods. The correction was due to a deficiency in the design of the associated control activity related to the consideration of income tax accounting for the inside basis differences of inter-company loans that are of a long-term investment nature, when those transactions are initially entered into with foreign subsidiaries.

We assessed the severity of the control deficiency in internal control over financial reporting (“ICFR”), taking into account the guidance provided in the Commission’s 2007 Interpretive Release, Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Based on our assessment, we determined that it was not reasonably possible that the deficiency could result in a material misstatement of the financial statements. Accordingly, we determined that the control deficiency did not constitute a material weakness and did not affect our conclusions about the effectiveness of internal controls in previous periods.

In response to the deficiency, we evaluated the design of the control and implemented an additional review procedure to be performed as part of the existing control activity. The implementation of the additional review procedure did not materially affect, and is not reasonably likely to materially affect our ICFR. As such, there were no changes in our ICFR requiring disclosure under the “Controls and Procedures” section of our filing.

Acknowledgements

The Company hereby acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Alexander Lake, Executive Vice President and Chief Legal Officer, or the undersigned at (305) 428-8000.

Very truly yours,

/s/ Ira M. Birns
Ira M. Birns
Executive Vice President and Chief Financial Officer